EXECUTION VERSION
THIS SECOND AMENDMENT AGREEMENT is dated as of the 30th day of April, 2007.

B E T W E E N:

CANWEST MEDIAWORKS INC.
a corporation incorporated under the laws of Manitoba
as Borrower

- and -

THE GUARANTORS FROM TIME TO TIME PARTY
TO THE CREDIT AGREEMENT
as Guarantors

- and -

THE LENDERS FROM TIME TO TIME PARTY
TO THE CREDIT AGREEMENT
as Lenders

- and -

THE BANK OF NOVA SCOTIA
a bank to which the Bank Act (Canada) applies,
in its capacity as administrative agent hereunder
as Administrative Agent

RECITALS:

A.
The Borrower, the Guarantors, the Agent and the Lenders are parties to a Credit Agreement dated as of 13 October 2005, as amended by a First Amendment Agreement (the "First Amendment Agreement") dated as of 15 February 2006 (as so amended, the "Existing Credit Agreement").

B.	The Borrower requested the consent of the Lenders to certain aspects of the Investment in various Turkish businesses, which consents were provided by the Lenders in March 2006.

C.	The Borrower requested certain amendments to the financial covenants in the Existing Credit Agreement, to which the Lenders agreed in August 2006.

D.	The parties are entering into this Second Amendment Agreement formalize such consents and agreements as set forth herein and to give effect to the other matters set forth herein.

NOW THEREFORE in consideration of the premises and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

Section 1 – Amendment to Financial Covenants

(a)           Effective from and after August 31, 2006, Section 7.1(1) of the Existing Credit Agreement is deleted and replaced with the following provision:

7.1(1)
The Borrower shall have at Closing (after consummation of and giving effect to the Implementation Transactions) and shall at all times during the applicable time periods noted below maintain a Total Leverage Ratio of not greater than the applicable ratio set forth below:

Period:	Total Leverage Ratio
From 30 November 2005 to 31 May 2006	6.00 to 1.00
From 1 June 2006 to 30 August 2007	6.25 to 1.00
From 31 August 2007 to 29 November 2007	5.75 to 1.00
From 30 November 2007 to 30 May 2008	5.25 to 1.00
31 May 2008 and thereafter	5.00 to 1.00
provided however, that upon request made by the Borrower at any time on or after 31 May 2008 and when the Total Leverage Ratio for its immediately preceding fiscal quarter is less than or equal to 5.00 to 1.00 and which request is made before the end of the fiscal quarter in which a Permitted Investment is made, the maximum permitted Total Leverage Ratio may be increased to 5.50 to 1.00 for a period of twelve months from the closing of the Permitted Investment, after which time the maximum permitted Total Leverage Ratio shall automatically reduce to 5.00 to 1.00.  The Borrower shall not be permitted to request an increase in the maximum permitted Total Leverage Ratio in connection with any subsequent Permitted Investment as contemplated in this Section 7.1(1) until the automatic reduction referred to in the preceding sentence shall have become effective or the Total Leverage Ratio shall have been not greater than 5.00 to 1.00 for at least two consecutive fiscal quarters.

(b)           Effective from and after August 31, 2006, Section 7.1(3) of the Existing Credit Agreement is deleted and replaced with the following provision:

7.1(3)
The Borrower shall have at Closing (after consummation of and giving effect to the Implementation Transactions) and shall at all times during the applicable time periods noted below maintain an Interest Coverage Ratio of not less than the applicable ratio set forth below:

Period:	Interest Coverage Ratio
From 30 November 2005 to 31 May 2006	2.50 to 1.00
From 1 June 2006 to 29 November 2008	2.00 to 1.00
30 November 2008 and thereafter	2.25 to 1.00

Section 2 – Consent to Investment in Turkish Businesses

Reference is made to the Investment made by CanWest International Communications Inc. and the Investment by CGS NZ TV Shareholding (Netherlands) B.V. (now CanWest MediaWorks Turkish Holdings (Netherlands) B.V.) in CGS Televizyon ve Radyo Yayinciligi Ticaret, Pasifik Televizyon ve Radyo Yayinciligi Ticaret, Galata Televizyon ve Radyo Yayinciligi Ticaret A.S., Halic Televizyon ve Radyo Yayinciligi Ticaret A.S., Karakoy Televizyon ve Radyo Yayinciligi Ticaret A.S., CanWest Medya Yonetim Ticaret Uc A.S. and certain other Turkish entities (collectively, the "TurkishEntities") created or used to effect the acquisition of Super FM, Metro FM, Joy FM and Joy Turk (collectively, the "TurkishRadio Assets") for aggregate consideration of approximately US $65,000,000 with the result that an indirect non-wholly owned interest in the Turkish Radio Assets (the "Turkish Acquisition") is now held.  Effective March 29, 2006, the Lenders hereby consent to the Turkish Acquisition and to the Turkish Acquisition being treated as a Permitted Investment under the Existing Credit Agreement for all purposes notwithstanding that certain security in equity and debt issued by the Turkish Entities in connection with the Turkish Acquisition was not delivered.

Section 3 – Conditions Precedent to Effectiveness of this Second Amendment Agreement

This Second Amendment Agreement shall become binding on the Lenders only upon satisfaction of the following conditions precedent:

(a)	execution and delivery of this Second Amendment Agreement by each of the Borrower and the Guarantors;

(b)	execution and delivery of this Second Amendment Agreement by the Lenders in accordance with Section 9.2 of the Existing Credit Agreement;

(c)	no Event of Default or Pending Event of Default having occurred and being continuing as at the date of satisfaction of all of the foregoing conditions precedent;

(d)
the Agent having received an amendment fee equal to Cdn. $256,500, for the account of each consenting Lender in proportion to each Lender's Commitment as reduced on or about 31 August 2006 by Net Cash Proceeds from the sale by the Borrower of CanWest Irish Sales Limited and the sale by CanWest Irish Holdings (Barbados) Limited of its 45% interest in CanWest Granada Media Holdings Limited; and

(e)
the Agent having received such corporate resolutions, incumbency and other certificates of each of the Borrower and the Guarantors as the Agent may reasonably request in connection with this Second Amendment Agreement and the transactions contemplated hereby.

Section 4 – Representations and Warranties of the Obligors

Each of the Obligors acknowledge that this Second Amendment Agreement is a Loan Document and that all of their respective representations and warranties concerning Loan Documents that are contained in the Existing Credit Agreement apply to this Second Amendment Agreement and are deemed to be repeated on their execution of this Second Amendment Agreement as if set out in full in this Second Amendment Agreement.  The other representations and warranties made in Section 6.1 of the Existing Credit Agreement, other than those expressly stated to be made as of a specific date or otherwise expressly modified pursuant to the provisions of Section 6.2 of the Existing Credit Agreement, are true and correct on and as of the date hereof with the same force and effect as if such representations and warranties had been made on and as of the date hereof, but subject to the same qualifications as are contained in Section 6.2 of the Existing Credit Agreement.

Section 5 – Continuing Effect of Existing Credit Agreement

Except as amended by this Second Amendment Agreement, the Existing Credit Agreement shall remain in full force and effect, without amendment, and is hereby ratified and confirmed. Without in any way limiting the terms of the Existing Credit Agreement or any other Loan Document, each Obligor confirms that the Security made or granted by it pursuant to the Existing Credit Agreement remains in full force and effect notwithstanding the amendments to the Existing Credit Agreement contained herein and that such Security shall continue to secure all of the debts, liabilities and obligations described in Section 3.2 of the Existing Credit Agreement, including but not limited to those debts, liabilities and obligations arising as a result of this Second Amendment Agreement.

Section 6 – Further Assurances

The Borrower shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the Agent may require from time to time for the purposes of giving effect to this Second Amendment Agreement and shall use reasonable efforts and take all such steps as may be within its power to implement, to the full extent, the provisions of this Second Amendment Agreement.

Section 7 – Counterparts and Facsimile

This Second Amendment Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement.  For the purposes of this Section, the delivery of a facsimile copy of an executed counterpart of this Second Amendment Agreement shall be deemed to be valid execution and delivery thereof.

Section 8 – Governing Law

The parties agree that this Second Amendment Agreement shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

Section 9 – Interpretation

Capitalized terms used herein, unless otherwise defined or indicated herein, have the respective meanings defined in the Existing Credit Agreement.  This Second Amendment Agreement and the Existing Credit Agreement shall be read together and have effect so far as practicable as though the provisions thereof and the relevant provisions hereof are contained in one document.

Section 10 – Effective Date

This Second Amendment Agreement may be referred to as being dated as of April 30, 2007, notwithstanding the actual date of execution by the parties hereto as set forth on their respective signing pages.

[EXECUTION PAGES FOLLOW]